UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 3, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Velti plc, Inc.

File No. 001-35035 - CF# 28291

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Velti plc, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 26, 2012.

Based on representations by Velti plc, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), or personal privacy interests under the Freedom of Information Act, 5 U.S.C. 552(b)(6), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.20	through January 23, 2015
Exhibit 4.21	through November 14, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel